EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,

	2003(1)(2)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$66,010	$104,617	$260,160	$151,175	$155,704	$158,670	$117,482
Add:
Interest expense	94,913	90,399	176,186	105,817	114,041	99,261	65,312

Earnings as adjusted	$160,923	$195,016	$436,346	$256,992	$269,745	$257,931	$182,794

Fixed charges:
Interest expense	$94,913	$90,399	$176,186	$105,817	$114,041	$99,261	$65,312
Capitalized interest	8,911	11,870	21,652	20,294	24,317	31,912	29,942

Total fixed charges	$103,824	$102,269	$197,838	$126,111	$138,358	$131,173	$95,254

Ratio of earnings to fixed charges	1.5	1.9	2.2	2.0	1.9	2.0	1.9

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.

(2)	The six months ended June 30, 2003 include $25.0 million in expense for estimated and incurred legal fees for our counsel and plaintiffs’ counsel, estimated settlement costs based upon the current status of discussions, additional resident property repair and replacement costs and temporary resident relocation expenses associated with moisture infiltration and resulting mold issues at Harbour House, a Southeast Florida high-rise property that became subject to litigation in the third quarter of 2002.